Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Nine Months Ended September 30, 2023

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		September 30,	December 31,
As at	Notes	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	4	$2,457,084	$7,894,781
Receivables	5	1,147,303	2,088,965
Inventory	6	1,841,464	1,055,942
Note receivable	7	-	169,300
Prepaids and Deposits	8	1,825,233	2,307,724
		7,271,084	13,516,712

Equipment	10	684,486	404,691
Intangible assets	11	152,832	179,801
Investments	9	206,629	192,583
Right of use assets	12	822,889	344,746
TOTAL ASSETS		$9,137,920	$14,638,533

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	14	$4,048,634	$2,816,676
Customer deposits		48,954	194,758
Deferred income	15	55,666	63,690
Loans payable	16	85,404	81,512
Derivative liability	17	-	57,314
Lease liabilities	13	366,051	133,962
		4,604,709	3,347,912

Non-current Liabilities
Deferred Income	15	82,134	-
Loans payable	16	-	5,059
Lease liabilities	13	523,953	244,681
TOTAL LIABILITIES		5,210,796	3,597,652

SHAREHOLDERS’ EQUITY
Share capital	17	95,519,636	83,600,089
Reserve – share-based payments	17	7,749,091	7,264,340
Accumulated deficit		(99,400,021)	(79,976,546)
Accumulated other comprehensive income (loss)		58,418	152,998
TOTAL SHAREHOLDERS’ EQUITY		3,927,124	11,040,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$9,137,920	$14,638,533

Nature and Continuance of Operations (Note 1)

Subsequent event (Note 22)

Approved and authorized for issuance by the Board of Directors on November 9, 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the nine months ended
		September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Sales of goods	18	$1,653,111	$1,359,986	$4,615,285	$4,530,686
Provision of services	18	484,906	516,235	1,023,257	1,760,212
TOTAL REVENUE		2,138,017	1,876,221	5,638,542	6,290,898

COST OF SALES	6	(1,243,334)	(1,249,313)	(3,833,308)	(3,834,251)

GROSS PROFIT		894,683	626,908	1,805,234	2,456,647

OPERATING EXPENSES
Amortization	11	$8,990	$44,855	$26,969	$134,001
Depreciation	10,12	137,880	46,078	362,123	138,085
Director fees	20	148,914	153,667	452,154	368,891
Insurance		423,036	461,291	1,429,466	3,365,415
Office and miscellaneous	19	1,605,520	1,267,199	5,843,576	4,347,949
Professional fees		1,108,983	1,513,940	3,530,057	4,456,440
Research and development		59,792	83,141	1,408,476	601,638
Share-based payments	17,20	788,824	1,577,146	1,808,302	2,450,649
Travel		222,105	65,063	515,691	260,667
Wages and salaries	20	1,852,095	1,795,311	5,821,493	4,234,220
		(6,356,139)	(7,007,691)	(21,198,307)	(20,357,955)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	17	-	305,094	57,314	5,168,672
Finance and other gain		30,714	12,455	77,466	34,122
Foreign exchange gain (loss)		86,718	748,384	(106,357)	911,690
Gain (loss) on disposal of assets		600	-	16,295	(10,755)
Gain (loss) on recovery (impairment) of notes receivable	7	(104,780)	-	(104,780)	771,260
Government income		1,319	-	3,891	-
Other income (expense)		-	(25,965)	25,769	(43,516)
		$14,571	$1,039,968	$(30,402)	$6,831,473

NET INCOME (LOSS)		$(5,446,885)	$(5,340,815)	$(19,423,475)	$(11,069,835)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		(449)	355,839	(108,626)	493,413
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI	9	(82,914)	(7,557)	14,046	(68,281)
COMPREHENSIVE INCOME (LOSS)		(5,530,248)	(4,992,533)	(19,518,055)	(10,644,703)

Net Income (Loss) per share – Basic & diluted		$(0.13)	$(0.16)	$(0.48)	$(0.33)
Weighted average number of common shares outstanding – Basic & diluted		43,469,465	33,331,574	40,483,557	33,365,467

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholdes’ Equity
Balance at December 31, 2021	33,168,946	$81,038,365	$6,406,117	$(52,322,182)	$(332,640)	$136,579	$34,926,239
Shares issued for exercise of stock options	12,500	51,875	(25,000)	-	-	-	26,875
Shares issued for exercise of warrants	16,538	74,227	-	-	-	-	74,227
Shares issued for the exercise of RSUs	603,547	935,735	(935,735)	-	-	-	-
Share issue costs	-	(5,122)	-	-	-	-	(5,122)
Share-based payments	-	-	2,450,649	-	-	-	2,450,649
Net loss	-	-	-	(11,069,835)	-	-	(11,069,835)
Change in fair value of equity investments at FVOCI	-	-	-	-	(68,281)	-	(68,281)
Translation of foreign operations	-	-	-	-	-	493,413	493,413
Balance at September 30, 2022	33,801,531	$82,095,080	$7,896,031	$(63,392,017)	$(400,921)	$629,992	$26,828,165
Shares issued for exercise of warrants	-	12,943	-	-	-	-	12,943
Shares issued for the exercise of RSUs	469,048	1,492,066	(1,492,066)	-	-	-	-
Share-based payments	-	-	860,375	-	-	-	860,375
Net loss	-	-	-	(16,584,529)	-	-	(16,584,529)
Change in fair value of equity investments at FVOCI	-	-	-	-	(30,202)	-	(30,202)
Translation of foreign operations	-	-	-	-	-	(45,871)	(45,871)
Balance at December 31, 2022	34,270,579	$83,600,089	$7,264,340	$(79,976,546)	$(431,123)	$584,121	$11,040,881
Shares issued for financing – ATM (“At – the – market”)	650,729	1,748,946	-	-	-	-	1,748,946
Share issue costs	-	(222,136)	-	-	-	-	(222,136)
Shares issued for financing	8,000,000	10,856,166	-	-	-	-	10,856,166
Share issue costs	-	(1,786,980)	-	-	-	-	(1,786,980)
Shares issued for the exercise of RSUs	928,935	1,323,551	(1,323,551)	-	-	-	-
Share-based payments	-	-	1,808,302	-	-	-	1,808,302
Net loss	-	-	-	(19,423,475)	-	-	(19,423,475)
Change in fair value of equity investments at FVOCI	-	-	-	-	14,046	-	14,046
Translation of foreign operations	-	-	-	-	-	(108,626)	(108,626)
Balance at September 30, 2023	43,850,243	$95,519,636	$7,749,091	$(99,400,021)	$(417,077)	$475,495	$3,927,124

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the nine months ended September 30,
	2023	2022

OPERATING ACTIVITIES
Net loss	$(19,423,475)	$(11,069,835)
Adjustments for:
Amortization	26,969	134,001
Depreciation	362,123	138,085
Impairment of accounts receivable	198,513	-
Change in fair value of derivative liability	(57,314)	(5,168,672)
Impairment of inventory	208,247	-
Impairment (Gain) on recovery of notes receivable	104,780	(771,260)
Finance and other costs	3,893	6,735
Gain on disposal of assets	(16,295)	-
Income from government assistance	-	(4,701)
Share-based payments	1,808,302	2,450,649
	(16,784,257)	(14,284,998)
Net changes in non-cash working capital items:
Receivables	743,149	(496,600)
Inventory	(993,769)	(119,388)
Prepaids	482,491	2,439,160
Trade payables and accrued liabilities	1,236,740	293,885
Customer deposits	(145,804)	(111,997)
Deferred income	74,110	(53,169)
Cash used in operating activities	(15,387,340)	(12,333,107)

INVESTING ACTIVITIES
Purchase of equipment	(410,387)	(51,289)
Disposal of equipment	46,976	10,755
Repayment of notes receivable	63,833	550,000
Cash provided by (used in) investing activities	(299,578)	509,466

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	12,605,112	-
Share issue costs	(2,009,116)	(5,122)
Proceeds from issuance of common shares for warrants exercised	-	74,227
Proceeds from issuance of common shares for stock options exercised	-	26,875
Repayment of loans	(5,060)	(5,060)
Repayment of lease liabilities	(233,089)	(112,070)
Cash provided by (used in) financing activities	10,357,847	(21,150)

Effects of exchange rate changes on cash	(108,626)	493,413
Change in cash	(5,329,071)	(11,844,791)
Cash and cash equivalents, beginning of year	7,894,781	23,075,713
Cash and cash equivalents, end of period	$2,457,084	$11,724,335

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$80,258	$36,603

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company creates quality, cutting-edge unmanned and remote data collection and analysis platforms and systems that are designed to revolutionize the way companies do business. The Company’s shares trade on the Canadian Securities Exchange (the “CSE”), on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “DPRO” and on the Frankfurt Stock Exchange under the symbol “3U8A”. The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. To date, the Company has not been profitable and has an accumulated deficit of $99,400,021. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 9, 2023.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

6

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS

These condensed consolidated interim financial statements have been prepared following the same accounting principles and methods of computation as in outlined in the Company’s consolidated financial statements for the year ended December 31, 2022. A description of the accounting standards and interpretations that have been adopted by the Company can be found in the notes of the annual financials statements for the year ended December 31, 2022.

The preparation of the condensed consolidated interim financial statements requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed consolidated interim financial statements include estimates, which by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. As such, actual results may differ from estimates and the effect of such differences may be material. Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

4. CASH AND CASH EQUIVALENTS

As at	September 30, 2023	December 31, 2022
Cash held in banks	$2,457,084	$7,500,607
Guaranteed investment certificates	-	394,174
	$2,457,084	$7,894,781

5. RECEIVABLES

As at	September 30, 2023	December 31, 2022
Trade accounts receivable	$1,050,107	$1,343,795
Sales tax receivable	97,196	745,170
	$1,147,303	$2,088,965

During the nine months ended September 30, 2023, the Company recorded a provision for doubtful accounts of $198,513.

6. INVENTORY

As at	September 30, 2023	December 31, 2022
Finished goods	$1,094,235	$542,934
Parts	747,229	513,008
	$1,841,464	$1,055,942

During the three and nine months ended September 30, 2023, $927,912 (2022 - $1,066,523) and $3,199,976 (2022 - $3,313,817) of inventory was recognized in cost of sales respectively including an allowance to value its inventory for obsolete and slow-moving inventory of $8,060 (2022 -$nil) and $208,247 (2022 - $nil) respectively.

Cost of sales consist of the following:

For the nine months ended	September 30, 2023	September 30, 2022
Inventory	$3,199,976	$3,313,817
Consulting and services	468,959	497,250
Other	164,373	23,184
	$3,833,308	$3,834,251

7

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

7. NOTE RECEIVABLE

Balance at December 31, 2022	$169,300
Repayments	(63,833)
Foreign exchange	(687)
Impairment	(104,780)
Balance at September 30, 2023	-

The note was issued on April 4, 2021, is non-interest bearing and is secured by intellectual property. This note is measured at fair value through profit or loss. The face value of the note was $150,000 USD and the original maturity date was October 21, 2022. The note was partially paid by the maturity date and a further $63,833 was paid during the nine months ended September 30, 2023. As at September 30, 2023, management determined that the note should be fully impaired.

During the nine months ended September 30, 2022, the Company recognized an impairment recovery of $771,260 after the parties agreed to a revised repayment plan, and the note was subsequently repaid.

8. PREPAIDS AND DEPOSITS

As at	September 30, 2023	December 31, 2022
Insurance	$1,215,349	$1,148,455
Prepaid interest	1,080	1,889
Prepaid marketing services	139,366	733,417
Prepaid rent	17,054	12,485
Prepaid subscriptions	82,127	29,194
Deposits	370,257	382,284
	$1,825,233	$2,307,724

9. INVESTMENTS

Balance at December 31, 2022	$192,583
Change in fair value	14,046
Balance at September 30, 2023	$206,629

Fair value of investments is comprised of:

Public company shares	$71,429
Private company shares	135,200
Balance at September 30, 2023	$206,629

On March 10, 2021, the Company purchased 1,428,571 units of a publicly listed company for $500,000. Each unit is comprised of one common share and one warrant. The warrants have an exercise price of $0.50 each and convert to one common share, and expired on March 17, 2023. The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following assumptions:

As at	December 31, 2022
Risk free interest rate	4.07%
Expected volatility	116.00%
Expected life	0.21 years
Expected dividend yield	0%

On October 27, 2021, the Company purchased 50,000 common shares of a private company for USD$100,000. The Company considers if observable market data exists on a quarterly basis to value the investment. Since inception, the Company has not had any adjustments to the fair value of the investment based on observable market data.

8

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

10. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at December 31, 2021	$54,110	$342,472	$4,352	$29,967	$36,033	$466,934
Additions	60,240	528,080	-	-	-	588,320
Disposals	(18,688)	(36,099)	(4,352)	(29,967)	-	(89,106)
Balance at December 31, 2022	95,662	834,453	-	-	36,033	966,148
Additions	42,009	271,861	75,241	-	21,276	410,387
Disposals	(8,658)	(83,172)	-	-	-	(91,830)
Balance at September 30, 2023	$129,013	$1,023,142	$75,241	$-	$57,309	$1,284,705

Accumulated depreciation
Balance at December 31, 2021	$25,291	$102,277	$4,352	$24,737	$13,234	$169,891
Charge for the year	32,627	433,855	-	-	3,435	469,917
Disposals	(15,920)	(33,342)	(4,352)	(24,737)	-	(78,351)
Balance at December 31, 2022	41,998	502,790	-	-	16,669	561,457
Charge for the period	15,438	75,691	2,367	-	6,415	99,911
Disposals	(3,150)	(57,999)	-	-	-	(61,149)
Balance at September 30, 2023	$54,286	$520,482	$2,367	$-	$23,084	$600,219

Net book value:
December 31, 2022	$53,664	$331,663	$-	$-	$19,364	$404,691
September 30, 2023	$74,727	$502,660	$72,874	$-	$34,225	$684,486

11. INTANGIBLE ASSETS AND GOODWILL

	Patents	Customer Relationships	Brand	Software (1)	Goodwill	Total
Cost
Balance at December 31, 2021	$41,931	$197,000	$23,000	$552,000	$5,940,409	$6,754,340
Additions	-	-	-	4,684	-	4,684
Foreign exchange translation	-	-	1,571	29,576	257,782	288,929
Impairment	-	-	(24,571)	(462,577)	(6,198,191)	(6,685,339)
Balance at December 31, 2022 and September 30, 2023	$41,931	$197,000	$-	$123,683	$-	$362,614

Accumulated amortization
Balance at December 31, 2021	$41,931	$60,414	$3,450	$114,235	$-	$220,030
Charge for the year	-	27,317	4,719	147,446	-	179,482
Foreign exchange translation	-	-	431	13,295	-	13,726
Impairment	-	-	(8,600)	(221,825)	-	(230,425)
Balance at December 31, 2022	41,931	87,731	-	53,151	-	182,813
Charge for the period	-	16,389	-	10,580	-	26,969
Balance at September 30, 2023	$41,931	$104,120	$-	$63,731	$-	$209,782

Net book value:
December 31, 2022	$-	$109,269	$-	$70,532	$-	$179,801
September 30, 2023	$-	$92,880	$-	$59,952	$-	$152,832

(1)	Software acquired via acquisition of Vital and Dronelogics.

9

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

12. RIGHT OF USE ASSETS

	Vehicles		Buildings	Land	Total
Cost
Balance at December 31, 2021		$11,921	$456,185	$-	$468,106
Depreciation		(9,536)	(113,824)	-	(123,360)
Balance at December 31, 2022		$2,385	$342,361	$-	$344,746
Additions	$		$322,354	$412,549	$734,903
Depreciation		(2,385)	(105,835)	(153,992)	(262,212)
Foreign exchange translation		-	-	5,452	5,452
Balance at September 30, 2023		$-	$558,880	$264,009	$822,889

The Company added two new leases during the nine months ended September 30, 2023. A lease for land in the amount of $412,549 with an expiration date of December 31, 2024, and another lease for a facility in the amount of $322,354 with an expiration date of September 30, 2028. The Company has five leases with expiration dates of December 31, 2023, December 31, 2024, May 31, 2026, January 31, 2027, and September 30, 2028.

13. LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities and vehicles with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 7.5% to 13.25%. Extension options are included in a majority of the leases with options that are only exercisable by the Company and not the other party.

As at	Total
Balance at December 31, 2021	$489,123
Interest expense	39,795
Lease payments	(150,275)
Balance at December 31, 2022	378,643
Additions	734,903
Interest expense	73,490
Lease payments	(306,579)
Foreign exchange translation	9,547
Balance at September 30, 2023	$890,004

Which consists of:

	September 30, 2023	December 31, 2022
Current lease liability	$366,051	$133,962
Non-current lease liability	523,953	244,681
Ending balance	$890,004	$378,643

Maturity analysis	Total
Less than one year	$442,153
One to three years	427,317
Four to five years	178,161
Total undiscounted lease liabilities	1,047,631
Amount representing interest	(157,627)
$890,004

10

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

14. TRADE PAYABLE AND ACCRUED LIABILITIES

As at	September 30, 2023	December 31, 2022
Trade accounts payable	$1,027,216	$751,422
Accrued liabilities	2,987,709	2,031,545
Government grant payable	33,709	33,709
	$4,048,634	$2,816,676

15. DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

As at	September 30, 2023	December 31, 2022
Deferred income from customers	$136,458	$58,457
Deferred income from government	1,342	5,233
	$137,800	$63,690

The following table shows unsatisfied performance obligations resulting from fixed-price long-term maintenance contracts:

As at	September 30, 2023	December 31, 2022
Aggregate amount of the transaction price allocated to long term maintenance contracts that are partially or fully unsatisfied as of:	$82,134	$-
	$82,134	$-

The allocation of the transaction price to unsatisfied performance obligations as of September 30, 2023 will be recognized into revenue from deferred income as follows:

For the year ending December 31,	%
2023	%	-
2024		10
2025		15
2026		20
2027		25
2028		30
Total	%	100

16. LOANS PAYABLE

As at	September 30, 2023	December 31, 2022
Opening balance	$86,571	$93,317
Fair value adjustment	-	(4,891)
Repayment of loans payable	(5,060)	(6,746)
Accretion expense	3,893	4,891
Ending balance	$85,404	$86,571

Which consists of:

	September 30, 2023	December 31, 2022
Current loans payable	$85,404	$81,512
Non-current loans payable	-	5,059
Ending balance	$85,404	$86,571

11

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

16. LOANS PAYABLE (CONT’D)

	Start Date	Maturity Date	Rate	Carrying Value September 30, 2023	Carrying Value December 31, 2022
CEBA	2020-05-19	2023-12-31	0%	$39,329	$37,383
CEBA	2021-04-23	2023-12-31	0%	39,329	37,383
Vehicle loan	2019-08-30	2024-09-11	6.99%	6,746	11,805
Total				$85,404	$86,571

The CEBA loans are unsecured, and the vehicle loan is secured by the vehicle.

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the nine months ended September 30, 2023,

●	The Company issued 928,935 common shares for the vesting of restricted share units.
●	The Company issued 8,000,000 common shares in a financing for $10,856,166 with share issuance costs of $1,786,980 for net proceeds of $9,069,186.
●	The Company issued 650,729 common shares in an ATM (“At – the - market”) financing for $1,748,946 with share issuance costs of $222,136 for net proceeds of $1,526,810.

During the year ended December 31, 2022,

●	The Company issued 16,538 common shares for the exercise of warrants for $87,170 with share issuance costs of $5,122 for net proceeds of $82,048.
●	The Company issued 12,500 common shares for the exercise of stock options for $26,875.
●	The Company issued 1,072,595 common shares for the vesting of restricted share units.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at September 30, 2023, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$2.50	6.09	278,332	278,332
November 19, 2019	November 19, 2029	$2.50	6.14	50,000	50,000
April 30, 2020	April 30, 2030	$2.50	6.59	85,000	85,000
April 30, 2020	April 30, 2030	$3.85	6.59	110,000	110,000
July 3, 2020	July 3, 2025	$3.20	1.76	100,000	100,000
November 24, 2020	November 24, 2030	$2.50	7.16	32,000	32,000
February 2, 2021	February 2, 2031	$13.20	7.35	30,000	20,000
March 8, 2021	March 8, 2026	$13.90	2.44	10,000	10,000
April 27, 2021	April 27, 2031	$10.15	7.58	146,000	48,660
September 9, 2021	September 9, 2026	$4.84	2.95	25,826	8,608
				867,158	742,600

12

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2021	1,035,991	$4.60
Exercised	(12,500)	2.15
Forfeited	(146,334)	4.77
Outstanding, December 31, 2022	877,157	$4.60
Forfeited	(9,999)	3.77
Outstanding, September 30, 2023	867,158	$4.61

No options were granted by the Company during the nine months ended September 30, 2023.

During the three and nine months ended September 30, 2023, the Company recorded $(8,843) (2022 – ($26,981)) and $121,594 (2022 - $159,775) respectively in stock-based compensation in relation to the vesting of stock options. The fair values of stock options granted were estimated using the Black-Scholes Option Pricing Model.

Restricted Share Units

During the three and nine months ended September 30, 2023, the Company recorded share-based payment expense of $797,667 (2022 - $1,604,127) and $1,686,708 (2022 - $2,290,874) for RSUs respectively, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

As at September 30, 2023, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2021	514,832
Vested	(1,072,595)
Issued	1,820,972
Forfeited	(64,334)
Outstanding, December 31, 2022	1,198,875
Vested	(928,935)
Issued	1,685,316
Forfeited	(32,668)
Outstanding, September 30, 2023	1,922,588

Warrants

During the years ended December 31, 2021 and 2020, the Company issued warrants (“USD Warrants”) with a USD exercise price. Being in a currency that is not the Company’s functional currency and these warrants were not issued in exchange for services, these USD Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, these USD Warrants are revalued on a quarterly basis to fair market value with the change in fair value being recorded profit or loss. The initial fair value of these USD Warrants was parsed out from equity and recorded as a financial liability.

13

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

To reach a fair value of the USD Warrants, a Black Scholes calculation is used, calculated in USD as the Company also trades on the Nasdaq. The Black Scholes value per USD Warrant is then multiplied by the number of outstanding warrants and then multiplied by the foreign exchange rate at the end of the period from the Bank of Canada.

Warrant Derivative Liability

Balance at December 31, 2021	$4,865,772
Change in fair value of warrants outstanding	(4,865,772)
Balance at December 31, 2022 and September 30, 2023	$-

Derivative liability balance at	September 30, 2023	December 31, 2022
Contingent liability	$-	$57,314
Ending balance	$-	$57,314

The contingent liability is related to an acquisition on March 22, 2021, whereby 1,200,000 warrants were issued and 900,000 were held in escrow and classified as a contingent liability that were to be released upon completion of the milestones. The milestones related to the recognition of revenue on the related acquisition in range of $2,000,000 to $6,000,000 which was not met. The warrants expired on March 25, 2023.

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at September 30, 2023	Fair Value at September 30, 2023	Number of Warrants Outstanding at December 31, 2022(5)	Fair Value at December 31, 2022
February 5, 2021 (1)	US$	3.55	-	-	1,319,675	-
March 5, 2021 (2)	US$	3.55	-	-	5,142,324	-
July 29, 2021 (3)	US$	5.00	250,000	-	250,000	-
September 14, 2021 (4)	US$	5.00	4,798	-	4,798	-
			254,798	$-	6,716,797	$-

1)	The warrants expired on February 5, 2023.
2)	The warrants expired on March 5, 2023.
3)	The warrants expire July 29, 2024.
4)	The warrants expire September 14, 2024.
5)	The number of warrants outstanding does not include the 1,200,000 warrants that are classified as a contingent liability.

The fair values of these warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	September 30, 2023	December 31, 2022
Risk free interest rate	-	4.07%
Expected volatility	-	91.66%-93.48%
Expected life	-	0.10-0.18 years
Expected dividend yield	-	0%

Volatility is calculated using the historical volatility method.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	8,414,819	$4.99
Exercised	(16,538)	4.51
Expired	(481,484)	4.61
Outstanding, December 31, 2022	7,916,797	$5.08
Expired	(7,661,999)	5.89
Outstanding September 30, 2023	254,798	$6.23

14

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

17. SHARE CAPITAL (CONT’D)

As at September 30, 2023, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
July 29, 2021	July 29, 2024	US$	5.00	250,000
September 14, 2021	September 14, 2024	US$	5.00	4,798
				254,798

The weighted average remaining contractual life of warrants outstanding as of September 30, 2023, was 0.83 years (December 31, 2022 – 0.47 years).

18. SEGMENTED INFORMATION

The Company organizes its three segments based on product lines as well as a Corporate segment. The three segments are Drones, Vital (Vital Intelligence), and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV). The Vital segment derives its revenue from the sale of products that measure vitals to help detect symptoms from large groups of people from a distance. The Corporate segment includes all costs not directly associated with the Drone and Vital segments. The Company aggregates the information for the segments by analyzing the revenue steam and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

September 30, 2023	Drones	Vital	Corporate	Total
Sales of goods	$4,215,220	$400,065	$-	$4,615,285
Provision of services	1,023,257	-	-	1,023,257
Total revenue	5,238,477	400,065	-	5,638,542
Segment loss (income)	12,812,936	(140,366)	6,183,566	18,856,136
Finance and other costs	(74,397)	-	(3,069)	(77,466)
Depreciation	354,139	-	7,984	362,123
Amortization	26,969	-	-	26,969
Change in fair value of derivative liability	-	-	(57,314)	(57,314)
Loss on write-off of notes receivable	-	-	104,780	104,780
Loss on write down of inventory	208,247	-	-	208,247
Net loss for the year	$13,327,894	$(140,366)	$6,235,947	$19,423,475

September 30, 2022	Drones	Vital	Corporate	Total
Sales of goods	$4,530,686	$-	$-	$4,530,686
Provision of services	1,596,102	164,110	-	1,760,212
Total revenue	6,126,788	164,110	-	6,290,898
Segment loss	4,451,926	489,361	9,439,940	16,771,803
Finance and other costs	3,985	-	(38,107)	(34,122)
Depreciation	133,511	-	4,574	138,085
Amortization	134,001	101,136	-	134,001
Change in fair value of derivative liability	-	-	(5,168,672)	(5,168,672)
Loss on write-off of notes receivable	-	-	(771,260)	(771,260)
Net loss for the year	$7,012,863	$590,497	$3,466,475	$11,069,835

	For the three months ended September 30		For the nine months ended September 30,
Revenue	2023	2022	2023	2022
Canada	$1,736,850	$1,359,986	$5,227,983	$4,530,686
United States	401,167	516,235	410,559	1,760,212
	$2,138,017	$1,876,221	$5,638,542	$6,290,898

15

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

18. SEGMENTED INFORMATION (CONT’D)

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

19. OFFICE AND MISCELLANEOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Advertising, Marketing, and Investor Relations	$642,055	$872,996	$3,915,184	$3,013,764
Compliance fees	27,816	25,410	163,451	127,746
Impairment of accounts receivable	-	-	198,513	-
Contract Work	729,378	79,518	796,725	379,384
Other	206,271	289,275	769,703	827,055
	$1,605,520	$1,267,199	$5,843,576	$4,347,949

20. RELATED PARTY TRANSACTIONS

Trade receivables/payables and accrued receivables/payables:

As at September 30, 2023, the Company had $nil (2022 - $161,727) receivable from related parties outstanding that were included in accounts receivable and $40,095 (2022 - $nil) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and nine months ended September 30, 2023 and 2022 included:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Director fees	$148,914	$153,667	$452,154	$368,891
Salaries	300,836	318,237	842,436	717,794
Share-based payments	375,619	994,631	906,498	1,631,291
	$825,369	$1,466,535	$2,201,088	$2,717,976

Other related party transactions

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Management fees paid to a company controlled by CEO and director	$106,250	$105,000	$486,250	$441,486
Management fees paid to a company that the CEO holds an economic interest in	128,330	88,105	355,111	258,438
Management fees paid to a company controlled by the former President and director	66,220	56,071	211,372	344,789
	$300,800	$249,176	$1,052,733	$1,044,713

16

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

21. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts, trade receivables, and note receivable.

An expected credit loss (ECL) analysis is performed at each reporting date. The provision amounts are based on direct management consultation with the customer. The calculations reflect the probability-weighted outcome with reasonable and supportable information that is available at the reporting date while also considering past events as well as current and future economic conditions. Accounts receivables are written off when there is no reasonable expectation of recovery which indicators include amongst others, business failure, failure to make contractual payments, and the failure of a debtor to engage in a repayment plan.

Trade receivables include balances of $274,316 that are past due with no corresponding allowance recorded.

The majority of cash is deposited in bank accounts held with major bank in Canada and the United States. As most of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company does have past due outstanding receivables however the expected loss rate for undue balance is estimated to be nominal.

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets are measured at fair value through profit and loss.

September 30, 2023	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$71,429	$135,200	$-	$206,629
Total	$71,429	$135,200	$-	$206,629

December 31, 2022	Level 1	Level 2	Level 3	Total
Equity securities in investee companies	$57,143	$135,440	$-	$192,583
Note receivable	-	-	169,300	169,300
Derivative liability	-	-	(57,314)	(57,314)
Total	$57,143	$135,440	$111,986	$304,569

17

Draganfly Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2023

Expressed in Canadian Dollars (unaudited)

22. SUBSEQUENT EVENT

Subsequent to the period ending September 30, 2023, the Company completed a public offering whereby it issued 6,400,000 share units with an offering price of USD $0.55 per unit with gross proceeds of USD $3,520,000. The units were issued as follows:

●	4,800,000 units comprised of one share and one warrant
●	1,600,000 units comprised of one pre-funded warrant and one warrant

The warrants had an exercise price of USD $0.61 per share, are exercisable immediately and expire five years from the date of issuance.

18